CONTACT:      Investor Relations    (214) 792-4415

          SOUTHWEST AIRLINES REPORTS THIRD QUARTER EARNINGS OF $119 MILLION;
                       54th CONSECUTIVE QUARTER OF PROFITABILITY


      DALLAS, TEXAS -- October 14, 2004 -- Southwest Airlines' net income for third quarter 2004 increased 12.3 percent to $119 million, compared to $106 million in third quarter 2003. Net income per diluted share was $.15 for third quarter 2004, compared to $.13 in third quarter 2003.
      "Despite the weak airline industry revenue environment and higher fuel prices, Southwest achieved a double-digit improvement in earnings," stated Gary C. Kelly, Chief Executive Officer. "Our third quarter operating cost performance was excellent, which significantly contributed to these results. I am extremely proud of our Employees and their enormous efforts to lower our cost structure and raise our productivity. Even with average fuel prices up over 10 percent, third quarter 2004 unit costs increased only 1.3 percent. Our hedging program greatly mitigated record-high fuel prices, which resulted in a reduction in operating expenses of $131 million (or $73 million net of profitsharing and income tax effects) for third quarter 2004.
      "Excluding fuel, our unit costs were flat with the year ago quarter and well below first half 2004, which represents a significant improvement in cost trends. We are on track with our cost reduction targets and expect fourth quarter 2004 unit costs, excluding fuel, to decline from fourth quarter 2003's performance of 6.51 cents.
      "In today's airline industry, low costs are imperative to remain profitable. Low fares are our most important competitive weapon and what Customers demand. We are determined to maintain our position as the low cost producer and the Low Fare Airline in America.
      "Although we were impacted by airline industry capacity increases, pricing pressures, and hurricanes in the Southeastern U.S., our revenue growth managed to keep pace with our capacity growth. The revenue environment has softened since July, and recent trends, along with more competitive capacity, suggest fourth quarter 2004 unit revenue may decline from fourth quarter 2003 unit revenue of 8.29 cents. Although bookings for October are fine, our passenger revenue yield per revenue passenger mile continues to fall below year ago levels. While the current revenue environment is challenging, Southwest is pleased with its competitive position in the airline market place and plans to continue to press the development of its route system."
      Southwest will discuss results on a conference call at 11:30 a.m. Eastern Time today. A live broadcast of the conference call will be available at www.southwest.com/jp/luvhome.shtml?src=IR_071404


                             Operating Results
      Total operating revenues for third quarter 2004 increased 7.8 percent to $1.67 billion, compared to $1.55 billion for third quarter 2003.
Operating income was $191 million, compared to $185 million in third quarter
2003.   Revenue passenger miles (RPMs) increased 10.4 percent in third quarter 2004, compared to a 7.0 percent increase in available seat miles
(ASMs), resulting in a load factor of 72.7 percent versus the third quarter 2003 load factor of 70.5 percent. The passenger revenue yield per RPM decreased 2.8 percent to 11.38 cents from 11.71 cents in third quarter 2003. Operating revenue per ASM (RASM) increased .7 percent to 8.59 cents from 8.53 cents in third quarter 2003.
      Total third quarter 2004 operating expenses were $1.48 billion, an increase of 8.4 percent, compared to $1.37 billion in third quarter 2003. Operating expenses per ASM (CASM) for third quarter 2004 increased 1.3 percent to 7.61 cents from 7.51 cents in third quarter 2003. The Company's hedging program resulted in an offset to fuel and oil expense of $131 million in third quarter 2004. The Company is over 80 percent hedged for fourth quarter 2004 with prices capped below $24 per barrel; over 80 percent in 2005 at $25 per barrel; 60 percent in 2006 at $31 per barrel; and over 40 percent at $30 per barrel in 2007. Excluding fuel, CASM for third quarter 2004 was
6.34 cents, which was flat with the year ago quarter.
      Net cash provided by operations was $1.21 billion and capital expenditures were $1.37 billion for the nine months ended September 30, 2004. We ended third quarter 2004 with $1.88 billion cash on hand plus our fully available unsecured revolving credit line of $575 million. In September 2004, Southwest issued $350 million of senior unsecured Notes due 2014. In November 2004, the Company will redeem $175 million of Aircraft Secured Notes.
      The Company repurchased approximately 7.9 million of its common shares during third quarter 2004, bringing the total to 17 million shares, or $246 million, pursuant to the Company's previously announced $300 million repurchase program.
      During third quarter 2004, Southwest exercised one Boeing 737-700 option for 2006 delivery. This change brings our 2006 firm orders and options to 23 and 11, respectively.
      Total operating revenues for the nine months ended September 30, 2004 increased 10.3 percent to $4.88 billion while total operating expenses increased 9.7 percent to $4.44 billion, resulting in operating income in 2004 of $435 million versus $372 million for the nine-month period ended September 30, 2003. Excluding the profitsharing impact of last year's government grant, operating expenses for the nine months ended September 30, 2004 increased 10.8 percent, resulting in a 5.3 percent increase in operating income. Net income for the nine-month period was $258 million in 2004 versus $376 million in 2003. Net income per diluted share for the nine-month period was $.32 in 2004 versus $.46 in 2003. Excluding the impact of last year's government grant, net income for the nine months ended September 30, 2003 was $233 million.
      The results for the nine months ended 2004 included $41 million (or $22 million net of profitsharing and income tax effects) for costs associated with the consolidation of the Company's reservation operations; the pay, per diem, and benefit increases retroactive to May 2002 related to the agreement reached with our Flight Attendants; and our company-wide early out offer.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements is contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2003.

The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts)
(unaudited)

                           Three months ended          Nine months ended
                              September 30,              September 30,
                                             Percent                    Percent
                            2004      2003   Change     2004      2003  Change
OPERATING REVENUES:
  Passenger               $1,612    $1,503    7.3     $4,694    $4,275    9.8
  Freight                     28        23   21.7         82        70   17.1
  Other                       34        27   25.9         99        75   32.0
     Total
       operating revenues  1,674     1,553    7.8      4,875     4,420   10.3

OPERATING EXPENSES:
  Salaries, wages,
    and benefits             612       554   10.5      1,823     1,657   10.0
  Fuel and oil               247       214   15.4        723       616   17.4
  Maintenance materials
    and repairs              113       111    1.8        351       321    9.3
  Agency commissions           -        11    n.a.         2        36    n.a.
  Aircraft rentals            45        46   (2.2)       134       137   (2.2)
  Landing fees
    and other rentals        104        95    9.5        306       276   10.9
  Depreciation and
    amortization             108        97   11.3        318       285   11.6
  Other operating expenses   254       240    5.8        783       720    8.8
    Total operating
      expenses             1,483     1,368    8.4      4,440     4,048    9.7

OPERATING INCOME             191       185    3.2        435       372   16.9

OTHER EXPENSES (INCOME):
  Interest expense            21        21      -         62        71  (12.7)
  Capitalized interest       (10)       (8)  25.0        (30)      (23)  30.4
  Interest income             (5)       (6) (16.7)       (14)      (18) (22.2)
  Other (gains)
    losses, net                4         7    n.a.        16      (265)  n.a.
    Total other
      expenses (income)       10        14    n.a.        34      (235)  n.a.

INCOME BEFORE INCOME TAXES   181       171    5.8        401       607  (33.9)
PROVISION FOR INCOME TAXES    62        65   (4.6)       143       231  (38.1)

NET INCOME                  $119      $106   12.3       $258      $376  (31.4)

NET INCOME PER SHARE:

    Basic                  $ .15     $ .14    7.1      $ .33     $ .48  (31.3)
    Diluted                $ .15     $ .13   15.4      $ .32     $ .46  (30.4)

WEIGHTED AVERAGE SHARES OUTSTANDING:

    Basic                    781       784               784       781
    Diluted                  812       827               815       818

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

SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)

                                                    Nine months ended
                                                       September 30,
(In millions, except per share and per ASM amounts)                    Percent
                                                    2004         2003  Change
Operating expenses, as reported                    $4,440      $4,048
Profitsharing impact of government grant                -         (41)
Operating expenses, excluding grant impact         $4,440      $4,007    10.8

Operating expenses per ASM, as reported            $.0784      $.0757
Profitsharing impact of government grant                -      (.0008)
Operating expenses per ASM, excluding
  grant impact                                     $.0784      $.0749     4.7

Operating expenses per ASM excluding               $.0656      $.0642
  fuel, as reported
Profitsharing impact of government grant                -      (.0008)
Operating expenses per ASM, excluding
  fuel and grant impact                            $.0656      $.0634     3.5

Operating income, as reported                        $435        $372
Profitsharing impact of government grant                -          41
Operating income, excluding grant impact             $435        $413     5.3

Net income, as reported                              $258        $376
Government grant, net of income taxes
  and profitsharing                                     -        (143)
Net income, excluding grant impact                   $258        $233    10.7

Net income per share, diluted, as reported           $.32        $.46
Government grant, net of income taxes
  and profitsharing                                     -        (.18)
Net income per share, diluted, excluding
  grant impact                                       $.32        $.28    14.3

NOTE: The above schedule reconciles the financial measures, excluding special items, included in this press release to the most comparable GAAP financial measures. The special item was a $271 million Wartime Act grant received in second quarter 2003 pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act. The $271 million Wartime Act grant was received as a result of the war with Iraq and is recorded in "Other gains."

In management's view, comparative analysis of results can be enhanced by excluding the impact of this special item. The item is not indicative of the Company's ongoing operating performance for the applicable period, nor should it be considered in developing trend analysis for future periods.

                                /more

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                Three months ended
                                                   September 30,
                                                 2004        2003	     Change
Revenue passengers carried                 18,334,448  17,243,250 	6.3 %
Enplaned passengers                        21,102,752  19,708,171	      7.1 %
Revenue passenger miles (RPMs) (000s)      14,164,101  12,832,340      10.4 %
Available seat miles (ASMs) (000s)         19,486,103  18,204,357	      7.0 %
Load factor                                     72.7%       70.5%    2.2 pts.
Average length of passenger haul (miles)          773         744       3.9 %
Average aircraft stage length (miles)             576         558       3.2 %
Trips flown	                                  248,981     240,912       3.3 %
Average passenger fare                         $87.90      $87.16       0.8 %
Passenger revenue yield per RPM (cents)         11.38       11.71      (2.8)%
Operating revenue yield per ASM (cents)          8.59        8.53       0.7 %
Operating expenses per ASM (cents)               7.61        7.51       1.3 %
Operating expenses per ASM,
  excluding fuel (cents)                         6.34        6.34           -
Fuel costs per gallon,
  excluding fuel tax (cents)                     80.3        72.8      10.3 %
Fuel consumed, in gallons (millions)              306         292       4.8 %
Number of Employees at period-end              30,657      32,563      (5.9)%
Size of fleet at period-end                       415         385       7.8 %

                                                    Nine months ended
                                                      September 30,
                                                    2004        2003   Change
Revenue passengers carried                 53,193,484  49,384,070       7.7 %
Enplaned passengers                        60,921,204  56,324,276       8.2 %
Revenue passenger miles (RPMs) (000s)      40,282,260  36,278,706      11.0 %
Available seat miles (ASMs) (000s)         56,641,218  53,497,254       5.9 %
Load factor                                     71.1%       67.8%    3.3 pts.
Average length of passenger haul (miles)          757         735       3.0 %
Average aircraft stage length (miles)             572         555       3.1 %
Trips flown                                   729,836     711,517       2.6 %
Average passenger fare                         $88.23      $86.56       1.9 %
Passenger revenue yield per RPM (cents)         11.65       11.78      (1.1)%
Operating revenue yield per ASM (cents)          8.61        8.26       4.2 %
Operating expenses per ASM (cents)               7.84        7.57       3.6 %
Operating expenses per ASM,
  excluding fuel (cents)                         6.56        6.42       2.2 %
Fuel costs per gallon,
  excluding fuel tax (cents)                     80.6        71.6      12.6 %
Fuel consumed, in gallons (millions)              891         855       4.2 %
Number of Employees at period-end              30,657      32,563      (5.9)%
Size of fleet at period-end                       415         385       7.8 %

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                         September 30,          December 31,
(in millions)                                 2004                  2003
ASSETS
Current assets:
      Cash and cash equivalents             $1,876                $1,865
      Accounts and other receivables           252                   132
	Inventories of parts and supplies,
        at cost                                112                    93
      Fuel hedge contracts                     558                   164
      Prepaid expenses and
        other current assets                    74                    59
	    Total current assets               2,872                 2,313

Property and equipment, at cost:
      Flight equipment                       9,742                 8,646
      Ground property and equipment          1,175                 1,117
	Deposits on flight equipment
        purchase contracts                     769                   787
                                            11,686                10,550
      Less allowance for depreciation
        and amortization                     3,242                 3,107
                                             8,444                 7,443
Other assets                                   415                   122
                                           $11,731                $9,878

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                        $418                  $405
      Accrued liabilities                    1,026                   650
      Air traffic liability                    644                   462
      Current maturities of long-term debt     317                   206
          Total current liabilities          2,405                 1,723

Long-term debt less current maturities       1,606                 1,332
Deferred income taxes                        1,860                 1,420
Deferred gains from sale and
  leaseback of aircraft                        156                   168
Other deferred liabilities                     200                   183
Stockholders' equity:
      Common stock                             790                   789
      Capital in excess of par value           263                   258
      Retained earnings                      4,084                 3,883
      Accumulated other comprehensive income   520                   122
      Treasury stock, at cost                 (153)                    -
          Total stockholders' equity         5,504                 5,052
                                           $11,731                $9,878

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


SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

                                    Three months ended     Nine months ended
                                        September 30,         September 30,

(in millions)                          2004       2003     2004         2003
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                         $119       $106     $258         $376
    Adjustments to reconcile
      net income to cash provided by
        operating activities:
          Depreciation and amortization 108         97      318          285
        Deferred income taxes            60         29      141          177
        Amortization of deferred gains
          on sale and leaseback
           of aircraft                   (4)        (4)     (12)         (12)
        Amortization of scheduled
           airframe inspections
             & repairs                   13         13       40           37
        Changes in certain assets and liabilities:
          Accounts and other
            receivables                 (24)       (15)     (74)          32
          Other current assets          (21)        (7)     (33)         (15)
          Accounts payable and
            accrued liabilities         111        (72)     393          (20)
          Air traffic liability         (15)        (7)     182          156
          Income taxes payable            -         (6)       -            5
        Other                            13          7       (7)          25
            Net cash provided by
             operating activities       360        141    1,206        1,046

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and
      equipment, net                   (496)      (337)  (1,366)        (855)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt          350          -      408            -
    Proceeds from Employee stock plans   12         30       52           61
    Payments of long-term debt and
      capital lease obligations          (1)        (1)     (22)         (21)
    Payments of cash dividends           (4)        (4)     (14)         (14)
    Repurchase of common stock         (110)         -     (246)           -
    Other, net                           (3)         1       (7)           2
           Net cash provided by
             financing activities       244         26      171           28

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                      108       (170)      11          219
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                 1,768      2,204    1,865        1,815
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                      $1,876     $2,034   $1,876       $2,034

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

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of September 30, 2004
                         Prior   Schedule        Current Schedule
                         Firm    Options*        Firm     Options*
2004                      47         -            47**        -
2005                      34         -            34          -
2006                      22        12            23         11
2007                      25        29            25         29
2008                       6        45             6         45
2009-2012                  -       177             -        177
Total                    134       263		 134		263

*Includes purchase rights
**37 aircraft were received during first nine months of 2004, including one leased aircraft

                                  ***